UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

              FORM 6-K

                                  ------------

                            REPORT OF FOREIGN ISSUER

                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                  August 7 2006


                                  ------------

                                NOVO NORDISK A/S
             (Exact name of Registrant as specified in its charter)


                                    NOVO ALLE
                               DK-2880, BAGSVAERD
                                     DENMARK
                    (Address of principal executive offices)

                                  ------------

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                       Form 20-F [X]     Form 40-F [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

INTERIM RESULTS

FINANCIAL STATEMENT FOR THE PERIOD 1 JANUARY 2006 TO 30 JUNE 2006

Stock Exchange Announcement no 26 / 2006

Novo Nordisk increased sales by 20% in the first six months

EXPECTATIONS FOR OPERATING PROFIT GROWTH FOR 2006 INCREASED TO 13%

o      Reported sales increased by 20% in the first six months of 2006

       *      Sales of insulin analogues increased by 59%

       *      Sales of NovoSeven(R) increased by 19%

       *      Sales in North America increased by 31%

       *      Sales in International Operations increased by 41%

o Operating profit increased by 17% to DKK 4,509 million. Adjusted for the impact from currencies and non-recurring items, underlying operating profit increased by around 16%.

o Net profit was largely unchanged at DKK 2,954 million, and earnings per share (diluted) increased by 4% to DKK 9.09.

o      The full-year expectations have been increased

       * Reported sales are expected to grow by 13-15%, an increase from the previous expectation of 11-13%, primarily reflecting the solid sales performance during the first six months.

       * Operating profit is expected to grow by around 13% as reported, compared to the previous expectation of slightly more than 10% growth, whereas underlying operating profit growth is now expected to be around 15%, up from the previous expectation of around 10%.

Lars Rebien Sorensen, president and CEO, said: "Our business has performed very well in the first six months of 2006 in terms of both sales and production economics. This enables us to upgrade the full-year growth expectations for both sales and operating profit."

FINANCIAL STATEMENT FOR THE FIRST SIX MONTHS OF 2006

This interim report has been prepared in accordance with International Financial Reporting Standards (IFRS). The accounting policies used in the interim report are consistent with those used in the Annual Report 2005. The interim report has not been audited.

(Amounts in DKK million, except average number of shares outstanding, earnings per share and full-time employees.)



                                                                                             % CHANGE H1 2005 TO H1 2006

INCOME STATEMENT                                     H1 2006                       H1 2005

SALES                                                 18,673                        15,541                           20%

GROSS PROFIT                                          14,006                        11,246                           25%
Gross margin                                           75.0%                         72.4%

Sales and distribution costs                           5,578                         4,406                           27%
Percent of sales                                       29.9%                         28.4%

Research and development costs                         2,917                         2,303                           27%
Percent of sales                                       15.6%                         14.8%

Administrative expenses                                1,137                           953                           19%
Percent of sales                                        6.1%                          6.1%

Licence fees and other                                   135                           269                         (50%)
operating income (net)

OPERATING PROFIT                                       4,509                         3,853                           17%
Operating margin                                       24.1%                         24.8%

Share of profit/(loss) in                              (118)                           195                        (161%)
associated companies

Other net financial                                    (171)                            83                        (306%)
income/(loss)

PROFIT BEFORE TAX                                      4,220                         4,131                            2%

NET PROFIT                                             2,954                         2,916                            1%
Net profit margin                                      15.8%                         18.8%

OTHER KEY NUMBERS

Depreciation, amortisation                               968                           834                           16%
and impairment losses

Capital expenditure                                    1,217                         1,458                         (17%)

Cash flow from operating                               3,859                         3,448                           12%
activities

Free cash flow                                         2,462                         1,946                           27%

Total assets                                          43,145                        37,731                           14%
Equity                                                28,908                        25,620                           13%
Equity ratio                                           67.0%                         67.9%


Average number of shares                               324.8                         332.0                          (2%)
outstanding (million) -
diluted

DILUTED EARNINGS PER SHARE                              9.09                          8.78                            4%
(IN DKK)

Full-time employees at the                            22,792                        21,246                            7%
end of the period


SALES DEVELOPMENT BY SEGMENTS

Sales increased by 20% in Danish kroner and by 18% measured in local currencies. Growth was realised both within diabetes care and biopharmaceuticals - primarily driven by the portfolio of insulin analogues, NovoSeven(R) and growth hormone therapy products.



                                                                                                                SHARE OF
                                           SALES                                          GROWTH                  GROWTH
                                         H1 2006                  GROWTH                IN LOCAL                IN LOCAL
                                     DKK MILLION             AS REPORTED              CURRENCIES              CURRENCIES

THE DIABETES CARE SEGMENT

Insulin analogues                          5,002                     59%                     56%                     65%
Human insulin and                          7,410                      4%                      2%                      5%
insulin-related sales
Oral antidiabetic                            960                     25%                     21%                      6%
products
DIABETES CARE - TOTAL                     13,372                     21%                     19%                     76%

THE BIOPHARMACEUTICALS SEGMENT

NovoSeven(R)                               2,772                     19%                     15%                     13%
Growth hormone therapy                     1,591                     22%                     22%                     10%
Other products                               938                      5%                      2%                      1%
BIOPHARMACEUTICALS - TOTAL                 5,301                     17%                     14%                     24%

TOTAL SALES                               18,673                     20%                     18%                    100%



Sales growth, measured in local currencies, was realised in all regions, with North America, International Operations and Europe as the main growth drivers.

DIABETES CARE

Sales of diabetes care products increased by 21% in Danish kroner to DKK 13,372 million and by 19% in local currencies compared to the first six months of 2005.

INSULIN ANALOGUES, HUMAN INSULIN AND INSULIN-RELATED PRODUCTS

Sales of insulin analogues, human insulin and insulin-related products increased by 21% to DKK 12,412 million in Danish kroner and by 19% measured in local currencies. North America and International Operations (in particular China, India and Russia) delivered the highest growth rates but all regions contributed to growth. Novo Nordisk is the global leader within the insulin segment, with 52% of the insulin market and 37% of the insulin analogue segment, both measured by volume.

Sales of insulin analogues increased by 59% in Danish kroner to DKK 5,002 million and by 56% in local currencies in the first six months of 2006. All regions realised solid growth rates, with North America and Europe as the primary growth drivers. Sales of insulin analogues contributed with 65% of the overall growth in local currencies and now constitute more than 40% of Novo Nordisk's sales of insulin and insulin-related products. Novo Nordisk's leading prefilled delivery device, FlexPen(R) continues to support the sales growth of insulin analogues in all regions.

North America

Sales in North America increased by 41% in Danish kroner and by 33% in local currencies in the first six months of 2006, reflecting solid performance of the insulin analogues NovoLog(R) and NovoLog(R) Mix 70/30, combined with the launch of Levemir(R), the long-acting insulin analogue. Novo Nordisk has consolidated its leadership position in the US insulin market holding close to 40% of the total market, and more than 25% of the analogue segment, both measured by volume. Furthermore, sales of human insulin products increased as a consequence of increased volume as well as higher average selling prices.

The launch of Levemir(R) in the US market is progressing well, and the product has been very well received by healthcare professionals, people with diabetes and managed care organisations, thereby improving the penetration of Novo Nordisk's portfolio of insulin analogue products.

International Operations

Sales within International Operations increased by 37% in Danish kroner and by 31% in local currencies. The sales development during the first six months of 2006 reflects solid performance in all key markets with China contributing more than 20% of the growth within the region.

The main growth driver in the first six months of 2006 was sales of human insulin, primarily in China and India. Furthermore, sales of insulin analogues more than doubled compared to the same period last year, with Russia and Turkey as the key growth contributors.

Europe

Sales in Europe increased by 12% in Danish kroner and by 11% in local currencies, reflecting solid progress in the conversion from human insulin to insulin analogues, which was only partly offset by a negative impact from healthcare reforms. Novo Nordisk continues to consolidate its leadership position in the European insulin market with a 58% share of the total market and 46% of the insulin analogue segment, both measured by volume.

Japan & Oceania

Sales in Japan & Oceania increased by 1% measured in Danish kroner and by 5% in local currencies. The sales development reflects sales growth of insulin analogues, NovoRapid(R) and NovoRapid(R) Mix 30, both of which are increasingly being sold in the leading prefilled delivery device, FlexPen(R). However, sales in Japan have been negatively impacted by a mandatory reduction in reimbursement prices, effective as of 1 April 2006.

ORAL ANTIDIABETIC PRODUCTS (NOVONORM(R)/PRANDIN(R))

Sales of oral antidiabetic products increased, compared to the same period in 2005, by 25% in Danish kroner to DKK 960 million and by 21% in local currencies, reflecting increased sales in North America and International Operations, compared to the same period last year. Sales in North America have been positively impacted by higher volumes and average selling prices in the US market, whereas the positive sales performance in International Operations is primarily due to the beneficial impact from an improved level of reimbursement in major regions in China, which came into effect late last year.

BIOPHARMACEUTICALS

Sales of biopharmaceutical products increased by 17% measured in Danish kroner to DKK 5,301 million and by 14% in local currencies compared to the first six months of 2005.

NOVOSEVEN(R)

Sales of NovoSeven(R) increased by 19% in Danish kroner to DKK 2,772 million and by 15% in local currencies compared to the same period last year. Sales growth for NovoSeven(R) was realised in all regions with International Operations and Europe as the main growth drivers. Sales in North America increased during the first six months of 2006, primarily driven by increased sales in the second quarter. North America continues to constitute approximately half of total NovoSeven(R) sales.

The sales growth of NovoSeven(R) during the first six months of 2006 reflected increased sales within the congenital inhibitor and acquired haemophilia segments as well as a perceived higher level of investigational use. Treatment of spontaneous bleeds for congenital inhibitor patients remains the largest area of use.

GROWTH HORMONE THERAPY (NORDITROPIN(R) SIMPLEXX(R))

Sales of Norditropin(R) SimpleXx(R) products (ie growth hormone in a liquid, ready-to-use formulation) increased by 22% measured in Danish kroner to DKK 1,591 million and by 22% measured in local currencies. North America, Europe and International Operations contributed to growth, primarily supported by the continued success of the prefilled delivery device, NordiFlex(R). As a result of solid growth rates in North America, quarterly sales of Norditropin(R) SimpleXx(R) in this region are now for the first time above quarterly sales in Japan & Oceania, making North America the largest region from a sales perspective for Novo Nordisk within this therapy area.

OTHER PRODUCTS

Sales of other products within biopharmaceuticals, which predominantly consist of hormone replacement therapy-related products, increased by 5% in Danish kroner to DKK 938 million and by 2% in local currencies. North American sales of the topical oestrogen product, Vagifem(R), continue to be the main growth driver.

COSTS, LICENCE FEES AND OTHER OPERATING INCOME

The cost of goods sold increased by 9% to DKK 4,667 million, significantly lower than the growth in sales of 20%, resulting in an improvement of the gross margin of 2.6 percentage points to 75.0%, compared to 72.4% in the first six months of 2005. This significant improvement in gross margin reflects not only a better than expected improvement in the production efficiency but also an improved product mix, whereas the development in foreign exchange rates only had a slightly positive impact.

Total non-production-related costs increased by 26% to DKK 9,632 million. The cost increase mainly reflects the expansion of the US diabetes care sales force implemented during the fourth quarter of 2005, costs related to the US launch of Levemir(R) as well as the high number of late-stage clinical development projects in the first six months of 2006.

Licence fees and other operating income in the first six months of 2006 were DKK 135 million, compared to DKK 269 million in the same period last year where a non-recurring income of around DKK 100 million was realised from a sale-and-leaseback transaction involving certain office buildings in Denmark.

NET FINANCIALS

Net financials showed a net expense of DKK 289 million in the first six months of 2006 compared to an income of DKK 278 million in the same period in 2005. Included in net financials is the result from associated companies with an expense of DKK 118 million, primarily related to Novo Nordisk's share of losses in ZymoGenetics Inc, compared to an income of DKK 195 million in the first six months of 2005 when a non-recurring, tax-exempt income of approximately DKK 250 million from a sale of shares in Ferrosan A/S was realised.

The foreign exchange result was an expense of DKK 175 million compared to a gain of DKK 135 million in the same period last year. This development primarily reflects losses on foreign exchange hedging activities during the first three months of 2006 due to the higher value of especially US dollars versus Danish kroner compared to the exchange rate level prevailing in 2005.

OUTLOOK 2006

Due to the solid sales performance in the first six months of 2006, the expectation for reported SALES growth for the full-year of 2006 is increased to 13-15%, compared to the previous expectation of sales growth of 11-13%, measured in Danish kroner. The sales forecast also reflects expectations of increased competition in the diabetes care area during the second half of 2006 due to competitors' product launches as well as a negative currency impact for the second half of 2006, given the currently prevailing exchange rate levels.

Reported OPERATING PROFIT is now expected to grow by around 13%, compared to the expectation of slightly more than 10% growth communicated previously. The expectation for underlying operating profit growth, ie excluding the impact from currency movements and non-recurring items, is now around 15%, compared to the previous expectation of around 10%. The increase in expectations for operating profit growth is partly reflecting a sustained improvement in production economy and partly the increased outlook for full-year sales growth.

For 2006, Novo Nordisk still expects a NET FINANCIAL EXPENSE of DKK 350 million.

The effective TAX RATE for 2006 is still expected to be approximately 30%.

CAPITAL EXPENDITURE is still expected to be around DKK 3 billion in 2006. Expectations for DEPRECIATIONS, AMORTISATION AND IMPAIRMENT LOSSES are unchanged at around DKK 2.1 billion, and FREE CASH FLOW is still expected to be around DKK
4.5 billion.

All of the above expectations are provided that currency exchange rates, especially the US dollar and related currencies, remain at the current level versus the Danish krone for the rest of 2006.

Novo Nordisk has hedged expected net cash flows in relation to US dollars, Japanese yen and British pounds for 15, 11 and 11 months, respectively. The financial impact from foreign exchange hedging is included in 'Net financials'.

RESEARCH AND DEVELOPMENT UPDATE

DIABETES CARE

At the annual meeting of the American Diabetes Association (ADA) held in Washington DC in June this year, Novo Nordisk presented detailed results from a 14-week phase 2b study with liraglutide, a once-daily human GLP-1 analogue, currently in phase 3 clinical development. The results showed a lowering of Hba1c of 1.7% at the highest dose as well as a weight loss of 3 kg. There were no hypoglycaemic events, and nausea was reported at a low level of around 10%.

In Japan, Novo Nordisk has recently completed a separate study with liraglutide in a phase 2 dose-finding trial in patients with type 2 diabetes. The study included around 200 patients previously treated with diet and exercise and/or a single oral antidiabetic agent. Treatment with liraglutide reduced HbA1c levels in this study by around 2 percentage points. Furthermore, more than 75% of patients reached the ADA treatment goal of an HbA1c level below 7%. The lowering of HbA1c was a function of improvements in both fasting and post-prandial glucose control. There were no events of major or minor hypoglycaemia observed. Phase 3 studies with liraglutide are expected to be initiated in Japan in the first half of 2007 following consultation with the Japanese authorities.

Furthermore, at the ADA meeting, Novo Nordisk presented results from the German arm of the Predictive(TM) study, a global observational study with Levemir(R) in more than 30,000 patients with type 1 or type 2 diabetes. The results show that treatment with Levemir(R) reduces hypoglycaemia, improves total glycaemic control and reduces weight compared to other long-acting insulin products.

In July, the European Commission approved a label expansion for NovoRapid(R) to be used during pregnancy. The label expansion is a result of Novo Nordisk's continued focus on expanding labels for the portfolio of insulin analogues.

BIOPHARMACEUTICALS

Novo Nordisk has recently completed a phase 2a safety study for the use of NovoSeven(R) in traumatic brain injury. A total of approximately 100 patients were included in the study, and the preliminary analysis confirms the safety profile of NovoSeven(R) and indicates its potential as a haemostatic agent in patients with traumatic brain injury. Novo Nordisk expects to communicate in more detail from this and a number of other trials at the company's Capital Markets Day on 6 October 2006.

The phase 3 study for the use of NovoSeven(R) in intracerebral haemorrhage (ICH) is now expected to be finalised during the first quarter of 2007. As outlined in the study protocol, a mid-term sample size review has been performed to ensure that the study is adequately powered to statistically assess the hypothesis outlined in the protocol. The outcome of the review is that the total number of patients to be included in the study should be increased from 675 to slightly more than 800.

The phase 2 study for the use of NovoSeven(R) in cardiac surgery is now expected to be finalised during the first half of 2007. Due to the challenging nature of this study, primarily as a consequence of strict inclusion/exclusion criteria, an increase in the number of trial sites has been warranted to reach an acceptable recruitment rate. The study will now progress as a global trial, including the US, following the FDA's recent approval of the study protocol.

EQUITY

Total equity was DKK 28,908 million at the end of the first half of 2006, equal to 67.0% of total assets, compared to 65.9% at the end of 2005. Please refer to appendix 5 for further elaboration of changes in equity during 2006.

HOLDING OF TREASURY SHARES AND SHARE REPURCHASE PROGRAMME

As per 1 August 2006, Novo Nordisk A/S and its wholly-owned affiliates owned 14,226,224 of its own B shares, corresponding to 4.22% of the total share capital. The reduction in the ownership of treasury shares reflects the cancellation of 17,734,160 B shares, which took place on 23 June 2006 following a decision at the annual general meeting earlier this year.

During the period from 28 April to 1 August 2006, Novo Nordisk purchased 510,000 B shares at a cash value of DKK 0.2 billion as part of the DKK 6 billion share repurchase programme for 2006 and 2007.

SUSTAINABILITY ISSUES UPDATE

CAMPAIGN FOR UNITED NATIONS (UN) RESOLUTION ON DIABETES

Novo Nordisk actively supports the International Diabetes Federation's worldwide campaign, UNite for Diabetes. Its goal is to achieve a UN Resolution on diabetes and make the annual World Diabetes Day, on 14 November, internationally observed by the UN. Novo Nordisk's contribution primarily focuses on the needs of children and young people - both those who already have diabetes and those at particular risk of developing diabetes.

LEGAL ISSUES UPDATE

US HORMONE THERAPY LITIGATION

As of 1 August 2006, Novo Nordisk Inc, as the majority of hormone therapy product manufacturers in the US, is a defendant in product liability lawsuits related to hormone therapy products. These lawsuits currently involve a total of 43 individuals who allege to have used a Novo Nordisk hormone therapy product. These products (Activella(R) and Vagifem(R)) have been sold and marketed in the US since 2000. Until July 2003, the products were sold and marketed exclusively in the US by Pharmacia & Upjohn Company (now Pfizer Inc). Further, an additional 16 individuals currently allege, in relation to similar lawsuits against Pfizer Inc, that they also have used a Novo Nordisk hormone therapy product. Currently, it is expected that the first trial may take place during 2007; however, Novo Nordisk is not expecting the claims to impact its financial outlook.

LAWSUIT AGAINST PFIZER REGARDING INHALED INSULIN

On 1 August Novo Nordisk filed a lawsuit against Pfizer claiming that Pfizer's product Exubera(R) infringes Novo Nordisk's patents covering inhaled insulin treatment for diabetes. The lawsuit, filed in United States Federal Court in the Southern District of New York, alleges that Pfizer wilfully and deliberately infringed the patents.

CAPITAL MARKETS DAY

Novo Nordisk has invited analysts and institutional investors to a Capital Markets Day on 6 October 2006 for an update on the company's overall strategy as well as key operational and R&D value drivers. All investors will be able to follow the Capital Markets Day via a live webcast, which will be made available under the 'Investors' section of novonordisk.com.

CONFERENCE CALL DETAILS

At 13.00 CET today, corresponding to 7.00 am New York time, a conference call will be held. Investors will be able to listen in via a link on novonordisk.com, which can be found under 'Investors - Download centre'. Presentation material for the conference call will be made available approximately one hour before on the same page.

FORWARD-LOOKING STATEMENT

The above sections contain forward-looking statements as the term is defined in the US Private Securities Litigation Reform Act of 1995. Forward-looking statements provide current expectations or forecasts of events such as new product introductions, product approvals and financial performance.

Such forward-looking statements are subject to risks, uncertainties and inaccurate assumptions. This may cause actual results to differ materially from expectations. Factors that may affect future results include interest rate and currency exchange rate fluctuations, delay or failure of development projects, production problems, unexpected contract breaches or terminations, government-mandated or market-driven price decreases for Novo Nordisk's products, introduction of competing products, Novo Nordisk's ability to successfully market both new and existing products, exposure to product liability and other lawsuits, proceedings and investigations, changes in reimbursement rules and governmental laws and related interpretation thereof, and unexpected growth in costs and expenses.

Risks and uncertainties are further described in reports filed by Novo Nordisk with the US Securities and Exchange Commission (SEC) including the company's Form 20-F, which was filed on 6 February 2006. Please also refer to the section 'Risk Management' in the Annual Report 2005. Novo Nordisk is under no duty to update any of the forward-looking statements or to conform such statements to actual results, unless required by law.

MANAGEMENT STATEMENT

Today, the Board of Directors and Executive Management reviewed and approved the interim report and accounts of Novo Nordisk A/S for the first six months of 2006.

The interim report and accounts have been prepared in accordance with International Financial Reporting Standards and the additional Danish disclosure requirements applying to listed companies' interim reports and accounts.

In our opinion the accounting policies used are appropriate and the overall presentation of the interim report and accounts is adequate. Furthermore, in our opinion the interim report and accounts give a true and fair view of the Group's assets, liabilities, financial position and of the results of the operations and consolidated cash flows for the period under review.

Bagsvaerd 2 August 2006

EXECUTIVE MANAGEMENT:

Lars Rebien Sorensen     Jesper Brandgaard
President and CEO        CFO

Lise Kingo               Kare Schultz            Mads Krogsgaard Thomsen

BOARD OF DIRECTORS:

Sten Scheibye            Goran A Ando
Chairman                 Vice chairman

Kurt Briner              Henrik Gurtler          Johnny Henriksen

Niels Jacobsen           Anne Marie Kverneland   Kurt Anker Nielsen

Soren Thuesen            Pedersen Stig Strobaek  Jorgen Wedel

Contacts for further information


MEDIA:                                           INVESTORS:

Outside North America:                           Outside North America:
Mike Rulis                                       Mogens Thorsager Jensen
Tel (direct): (+45) 4442 3573                    Tel (direct): (+45) 4442 7945
E-mail: mike@novonordisk.com                     E-mail: mtj@novonordisk.com

                                                 Christian Qvist Frandsen
                                                 Tel (direct): (+45) 4443 5182
                                                 E-mail: cqfr@novonordisk.com

                                                 Hans Rommer
                                                 Tel (direct): (+45) 4442 4765
                                                 E-mail: hrmm@novonordisk.com

In North America:                                In North America:
Susan T Jackson                                  Mads Veggerby Lausten
Tel (direct): (+1) 609 919 7776                  Tel (direct): (+1) 609 919 7937
E-mail: stja@novonordisk.com                     E-mail: mlau@novonordisk.com



Further information on Novo Nordisk is available on the company's internet homepage at the address: novonordisk.com

Appendix 1

QUARTERLY NUMBERS IN DKK

                                                                                                                        % change
                                                                                                                         Q2 2005
                                                             2006                        2005                                  -
                                                               Q2         Q1         Q4         Q3         Q2        Q1  Q2 2006
SALES                                                       9,727      8,946      9,426      8,793      8,283     7,258       17%

Gross profit                                                7,475      6,531      6,902      6,435      6,073     5,173       23%
Gross margin                                                 76.8%      73.0%      73.2%      73.2%      73.3%     71.3%

Sales and distribution costs                                2,850      2,728      2,883      2,402      2,267     2,139       26%
Percent of sales                                             29.3%      30.5%      30.6%      27.3%      27.4%     29.5%
Research and development costs                              1,498      1,419      1,551      1,231      1,197     1,106       25%
Percent of sales                                             15.4%      15.9%      16.5%      14.0%      14.5%     15.2%
Administrative expenses                                       557        580        624        545        470       483       19%
Percent of sales                                              5.7%       6.5%       6.6%       6.2%       5.7%      6.7%
Licence fees and other operating income (net)                  59         76         79         55        202        67      -71%

OPERATING PROFIT                                            2,629      1,880      1,923      2,312      2,341     1,512       12%
Operating margin                                             27.0%      21.0%      20.4%      26.3%      28.3%     20.8%

Share of profit/(loss) in Associated companies                (58)       (60)       (25)       149        (43)      238       35%
Financial income                                              102        111         88         58        238       114      -57%
Financial expenses                                            182        202        299        103        193        76       -6%

Profit before taxation                                      2,491      1,729      1,687      2,416      2,343     1,788        6%


NET PROFIT                                                  1,743      1,211      1,196      1,752      1,684     1,232        4%

Depreciation, amortisation and impairment                     508        460        537        559        422       412       20%
losses

Capital expenditure                                           622        595      1,120      1,087        735       723      -15%
Cash flow from operating activities                         1,768      2,091      2,359      2,905      2,105     1,343      -16%
Free cash flow                                                996      1,466      1,147      1,740      1,332       614      -25%

Equity                                                     28,908     27,042     27,634     26,589     25,620    25,729       13%

Total assets                                               43,145     41,299     41,960     40,181     37,731    36,497       14%

Equity ratio                                                 67.0%      65.5%      65.9%      66.2%      67.9%    70.5%

Full-time employees at the end of the period               22,792     22,556     22,007     21,631     21,246   20,942         7%


Basic earnings per share (DKK)                               5.40       3.74       3.70       5.38       5.11      3.71        6%
Diluted earnings per share (in DKK)*                         5.37       3.72       3.68       5.36       5.09      3.70        6%
Average number of shares outstanding (million)*             322.9      323.6      323.4      325.8      329.6     332.0       -2%
Average number of shares outstanding incl                   324.5      325.2      324.8      326.9      330.8     333.2       -2%
dilutive effect of options 'in the money' (million)*

Sales by business segments:
Insulin analogues                                           2,678      2,324      2,229      1,929      1,692     1,448       58%
Human insulin and insulin-related sales                     3,707      3,703      4,036      3,871      3,753     3,346       -1%
Oral antidiabetic products (OAD)                              483        477        454        487        391       376       24%
DIABETES CARE TOTAL                                         6,868      6,504      6,719      6,287      5,836     5,170       18%

NovoSeven(R)                                                1,507      1,265      1,390      1,336      1,248     1,090       21%
Growth hormone therapy                                        882        709        781        700        704       596       25%
Hormone replacement Therapy                                   396        373        421        406        410       328       -3%
Other products                                                 74         95        115         64         85        74      -13%
BIOPHARMACEUTICALS TOTAL                                    2,859      2,442      2,707      2,506      2,447     2,088       17%

Sales by geographic segments:
Europe                                                      3,761      3,403      3,602      3,434      3,405     3,006       10%
North America                                               2,968      2,764      2,696      2,462      2,282     2,092       30%
International Operations                                    1,790      1,755      1,797      1,750      1,395     1,128       28%
Japan & Oceania                                             1,208      1,024      1,331      1,147      1,201     1,032        1%

Segment operating profit:

Diabetes care                                               1,490        998        909      1,161      1,235       750       21%

Biopharmaceuticals                                          1,139        882      1,014      1,151      1,106       762        3%


*) For Q2 2006 the exact numbers of 'Average number of shares outstanding' and 'Avereage number of shares outstanding incl dilutive effect of options 'in the money" are 322,909,583 and 324,512,033 respectively.

Appendix 2

QUARTERLY NUMBERS IN EUR

                                                                                                                               %
                                                                                                                          change
                                                                                                                         Q2 2005
                                                             2006                        2005                                  -
                                                               Q2         Q1         Q4         Q3         Q2        Q1  Q2 2006
SALES                                                       1,304      1,199      1,264      1,179      1,113       975       17%

Gross profit                                                1,002        875        925        863        816       695       23%
Gross margin                                                 76.8%      73.0%      73.2%      73.2%      73.3%    71.3%

Sales and distribution costs                                  382        366        387        322        305       287       26%
Percent of sales                                             29.3%      30.5%      30.6%      27.3%      27.4%    29.5%
Research and development costs                                201        190        208        165        160       149       25%
Percent of sales                                             15.4%      15.9%      16.5%      14.0%      14.5%    15.2%
Administrative expenses                                        74         78         84         73         63        65       19%
Percent of sales                                              5.7%       6.5%       6.6%       6.2%       5.7%     6.7%
Licence fees and other operating income (net)                   8         10         11          7         27         9      -71%

OPERATING PROFIT                                              352        252        257        310        315       203       12%
Operating margin                                             27.0%      21.0%      20.4%      26.3%      28.3%    20,8%

Share of profit in associated R&D companies                    (8)        (8)        (3)        20         (6)       32       35%
Financial income                                               14         15         12          8         32        15      -57%
Financial expenses                                             24         27         40         14         26        10       -6%

Profit before taxation                                        334        232        226        324        315       240        6%

NET PROFIT                                                    234        162        160        235        226       166        4%

Depreciation, amortisation                                     68         62         72         75         57        55       20%
and impairment losses
Capital expenditure                                            83         80        150        146         99        97      -15%
Cash flow from operating activities                           237        280        316        390        283       180      -16%
Free cash flow                                                134        196        154        234        179        82      -25%

Equity                                                      3,875      3,624      3,704      3,563      3,438     3,454       13%
Total assets                                                5,784      5,534      5,624      5,384      5,064     4,899       14%
Equity ratio                                                 67.0%      65.5%      65.9%      66.2%      67.9%     70.5%

Full-time employees at the end of the period               22,792     22,556     22,007     21,631     21,246    20,942        7%

Basic earnings per share (in EUR)                            0.72       0.50       0.50       0.72       0.68      0.50        6%
Diluted earnings per share (in EUR)*                         0.72       0.50       0.49       0.72       0.68      0.50        6%
Average number of shares                                    322.9      323.6      323.4      325.8      329.6     332.0       -2%
outstanding (million)*
Average number of shares                                    324.5      325.2      324.8      326.9      330.8     333.2       -2%
outstanding incl dilutive
effect of options 'in the
money' (million)*

Sales by business segments:
  Insulin analogues                                           359        311        299        258        227       195       58%
  Human  insulin and insulin-related  sales                   497        496        541        520        504       450       -1%
  Oral antidiabetic products (OAD)                             65         64         61         65         52        51       24%
  DIABETES CARE TOTAL                                         921        871        901        843        783       696       18%

  NovoSeven(R)                                                202        170        187        179        168       146       21%
  Growth hormone therapy                                      118         95        105         93         95        80       25%
  Hormone replacement therapy                                  53         50         56         55         55        44       -3%
  Other products                                               10         13         15          9         12         9      -13%
  BIOPHARMACEUTICALS  TOTAL                                   383        328        363        336        330       279       17%

Sales by geographic segments:
 Europe                                                       504        456        484        460        457       404       10%
 North America                                                398        370        361        330        307       281       30%
 International Operations                                     240        235        241        235        187       152       28%
 Japan & Oceania                                              162        137        178        154        162       138        1%

Segment operating profit:
Diabetes care                                                 200        134        121        156        166       101       21%
Biopharmaceuticals                                            153        118        136        154        149       102        3%


*) For Q2 2006 the exact numbers of 'Average number of shares outstanding' and 'Avereage number of shares outstanding incl dilutive effect of options 'in the money" are 322,909,583 and 324,512,033 respectively.

Appendix 3

INCOME STATEMENT

                                                                 H1         H1         Q2         Q2
DKK million                                                    2006       2005       2006       2005
Sales                                                        18,673     15,541      9,727      8,283
Cost of goods sold                                            4,667      4,295      2,252      2,210
GROSS PROFIT                                                 14,006     11,246      7,475      6,073

Sales and distribution costs                                  5,578      4,406      2,850      2,267
Research and development costs                                2,917      2,303      1,498      1,197
Administrative expenses                                       1,137        953        557        470
Licence fees and other operating income (net)                   135        269         59        202
OPERATING PROFIT                                              4,509      3,853      2,629      2,341

Share of profit/(loss) in associated companies                 (118)       195        (58)       (43)
Financial income                                                213        352        102        238
Financial expenses                                              384        269        182        193
PROFIT BEFORE TAXATION                                        4,220      4,131      2,491      2,343

Income taxes                                                  1,266      1,215        748        659
NET PROFIT                                                    2,954      2,916      1,743      1,684

BASIC EARNINGS PER SHARE (DKK)                                 9.14       8.81       5.40       5.11
DILUTED EARNINGS PER SHARE (DKK)                               9.09       8.78       5.37       5.09

SEGMENT SALES:

  Diabetes care                                              13,372     11,006      6,868      5,836
  Biopharmaceuticals                                          5,301      4,535      2,859      2,447

SEGMENT OPERATING PROFIT:

 Diabetes care                                                2,488      1,985      1,490      1,235
 Operating margin                                              18.6%      18.0%      21.7%      21.2%

 Biopharmaceuticals                                           2,021      1,868      1,139      1,106
 Operating margin                                              38.1%      41.2%      39.8%      45.2%


Appendix 4

BALANCE SHEET

DKK million                                             30 Jun 2006  31 Dec 2005
ASSETS

Intangible assets                                               558          485
Property, plant and equipment                                20,077       19,941
Investments in associated companies                             757          926
Deferred tax assets                                           1,270          879
Other financial assets                                          177          169
TOTAL LONG-TERM ASSETS                                       22,839       22,400

Inventories                                                   8,092        7,782
Trade receivables                                             5,058        4,794
Tax receivables                                                 769          504
Other receivables                                             1,551        1,455
Marketable securities and financial derivatives               1,559        1,722
Cash at bank and in hand                                      3,277        3,303
TOTAL CURRENT ASSETS                                         20,306       19,560

TOTAL ASSETS                                                 43,145       41,960


EQUITY AND LIABILITIES

Share capital                                                   674          709
Treasury shares                                                 (28)         (61)
Retained earnings                                            27,558       26,962
Other comprehensive income                                      704           24
TOTAL EQUITY                                                 28,908       27,634

Long-term debt                                                1,178        1,248
Deferred tax liabilities                                      2,190        1,846
Provision for pensions                                          330          316
Other provisions                                                317          335
TOTAL LONG-TERM LIABILITIES                                   4,015        3,745

Short-term debt and financial
derivatives                                                     326        1,444
Trade payables                                                1,243        1,500
Tax payables                                                  1,332          676
Other liabilities                                             4,921        4,577
Other provisions                                              2,400        2,384
TOTAL CURRENT LIABILITIES                                    10,222       10,581

TOTAL LIABILITIES                                            14,237       14,326

TOTAL EQUITY AND LIABILITIES                                 43,145       41,960


Appendix 5

STATEMENT OF CHANGES IN EQUITY

                                                                                             Other comprehensive income
                                                                                                       Deferred
                                                                                             Exhange  gain/loss
                                                                         Share                  rate    on cash     Other
                                                  Share    Treasury    premium   Retained    adjust-       flow   adjust-
                                                capital      shares    account   earnings      ments     hedges     ments    Total
H1 2006

Balance at the beginning of the year                709        (61)          -     26,962        142      (345)       227   27,634
Exchange rate adjustment of                                                                       (6)                           (6)
investments in subsidiaries
Deferred (gain)/loss on cash                                                                                345                345
flow hedges at the beginning of
the year recognized in the
Income statement for the period
Deferred gain/(loss) on cash                                                                                367                367
flow hedges at the end of the
period
Other adjustments                                                                                                     (26)     (26)
Net income recognized directly                        -           -          -          -        (6)        712       (26)     680
in equity
Net profit for the period                             -           -          -      2,954                                    2,954
Total income for the period                           -           -          -      2,954        (6)        712       (26)   3,634
Share-based payment                                                                    51                                       51
Purchase of treasury shares                                      (3)         -       (576)                                    (579)
Sale of treasury shares                                           1          -        112                                      113
Reduction of the B share capital                    (35)         35                                                              -
Dividends                                                                          (1,945)                                   (1,945)
BALANCE AT THE END OF THE PERIOD                    674         (28)         -     27,558        136        367       201   28,908


H1 2005

Balance at the beginning of the                     709        (45)      2,565     22,671        (40)       461       183   26,504
year
Exchange rate adjustment of                                                                       98                            98
investments in subsidiaries
Deferred (gain)/loss on cash                                                                               (461)              (461)
flow hedges at the beginning of
the year recognized in the
Income statement for the period
Deferred gain/(loss) on cash                                                                               (386)              (386)
flow hedges at the end of the
period
Other adjustments                                                                      96                              13      109
Net income recognized directly                        -           -          -         96         98       (847)       13     (640)
in equity
Net profit for the period                             -           -                 2,916                                    2,916
Total income for the period                           -           -          -      3,012         98       (847)       13    2,276
Cost of share-based payment                                                            40                                       40
Purchase of treasury shares                                     (11)               (1,636)                                  (1,647)
Sale of treasury shares                               -                                41                                       41
Transfer of share premium                                              (2,565)      2,565                                        -
account to retained earnings *)
Dividends                                                                          (1,594)                                  (1,594)
BALANCE AT THE END OF THE PERIOD                    709        (56)          -     25,099         58       (386)      196   25,620


*) In accordance with changes in the Danish Companies Act the share premium account is transferred to retained earnings.

Appendix 6

CONDENSED CASH FLOW STATEMENT

DKK million                                                                        H12006     H12005
NET PROFIT                                                                          2,954      2,916

Adjustment for non-cash items                                                       2,651      2,145
Income taxes paid and net interest received                                          (877)      (926)
CASH FLOW BEFORE CHANGE IN WORKING CAPITAL                                          4,728      4,135

Net change in working capital                                                        (869)      (687)
CASH FLOW FROM OPERATING ACTIVITIES                                                 3,859      3,448

Net investments in intangible assets and long-term financial assets                  (180)       (44)
Capital expenditure for property, plant and equipment                              (1,217)    (1,458)
Net change in marketable securities (>3 months)                                       511          -
NET CASH USED IN INVESTING ACTIVITIES                                                (886)    (1,502)

CASH FLOW FROM FINANCING ACTIVITIES                                                (2,463)    (3,219)

NET CASH FLOW                                                                         510     (1,273)

Unrealised gain/(loss) on exchange rates in cash and cash equivalents                 (25)       161
NET CHANGE IN CASH AND CASH EQUIVALENTS                                               485     (1,112)

Cash and cash equivalents at the beginning of the year                              2,483      2,963
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD                                  2,968      1,851

Bonds with original term to maturity exceeding three months                           999        507
Undrawn committed credit facilities                                                 7,459      6,706
FINANCIAL RESOURCES AT THE END OF THE PERIOD                                       11,426      9,064


Cash flow from operating activities                                                 3,859      3,448
+ Net cash used in investing activities                                              (886)    (1,502)
- Net change in marketable securities (maturity exceeding three months)               511          -
FREE CASH FLOW                                                                      2,462      1,946


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: August 7 2006                           NOVO NORDISK A/S
                             ---------------------------------------------------
                                            Lars Rebien Sorensen,
                                     President and Chief Executive Officer